SEC File Number
001-40176
CUSIP Number
G3195H 104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

ESM Acquisition Corporation

Full Name of Registrant:

Not applicable

Former Name if Applicable:

2229 San Felipe, Suite 1300

Address of Principle Executive Office (Street and Number):

Houston, TX 77019

City, State and Zip Code:

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ESM Acquisition Corporation’s (the “Company”) quarterly report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”) cannot be filed by the prescribed due date without unreasonable effort and expenses because the Company requires additional time to complete, and its independent registered public accounting firm requires additional time to review, certain items with respect to the financial statements to be included in the Form 10-Q.

The Company is reevaluating the classification of its Class A ordinary shares subject to possible redemption, which were issued in connection with the Company’s initial public offering and the exercise of the underwriter’s over-allotment. In particular, Accounting Standards Codification (“ASC”) 480-10-S99, Distinguishing Liabilities from Equity, requires ordinary shares with redemption features that are not solely within the Company’s control to be classified outside of permanent equity. The Company previously determined the Class A ordinary shares subject to possible redemption to be equal to the redemption value of $10.00 per Class A ordinary share while also taking into consideration the requirement in the Company’s amended and restated memorandum and articles of association that a redemption cannot result in the Company’s net tangible assets being less than $5,000,001.

In connection with the reevaluation, the Company anticipates that its Class A ordinary shares subject to possible redemption will be reclassified as temporary equity in their entirety. This anticipated reclassification would result in an adjustment to the initial carrying value of the Class A ordinary shares subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and Class A ordinary shares. The Company also expects to revise its earnings per share (“EPS”) calculation to allocate net income (loss) evenly to Class A and Class B ordinary shares. The Company anticipates that the EPS presentation would contemplate a business combination as the most likely outcome, in which case, both classes of ordinary shares share pro rata in the net income (loss) of the Company. The Company, however, does not expect that such reclassification would change total assets, liabilities or operating results in any prior periods.

The Company is concurrently evaluating the materiality of the anticipated reclassification, revision to earnings per share and other related accounting matters in accordance with Staff Accounting Bulletin 99.

The Company is working diligently to complete the Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Class A ordinary shares subject to possible redemption in accordance with ASC 480-10-S99, the Company is unable to complete and file the Form 10-Q by the prescribed due date without unreasonable effort and expense. The Company plans to file the Form 10-Q as soon as practicably possible and no later than the fifth calendar day following the prescribed due date.

Forward-Looking Statements

This report may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, including relating to the filing of the Form 10-Q, anticipated reclassification of Class A ordinary shares and expected revisions to earnings per share, other than statements of historical fact included in this report are forward-looking statements. When used in this report, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or its management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s final prospectus related to the initial public offering. Copies of such filings are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Sir Michael Davis	(713)	579-5000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

ESM Acquisition Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ESM Acquisition Corporation

By:	/s/ Sir Michael Davis
Sir Michael Davis
Chief Executive Officer

Date: November 15, 2021